Exhibit (a)(14)

Dear Team:

As you know, last night we held our annual meeting of stockholders.  We are very pleased with the results: stockholders voted in favor of all of the Company’s proposals by a wide majority, including the re-election of all members of our Board of Directors.

This morning, EA extended until May 16 its unsolicited conditional tender offer for our Company, after only a miniscule 8.3% of Take-Two stockholders tendered their shares into the offer.  They also reduced the offer price from $26.00 to $25.74 per share to reflect the additional shares approved by stockholders under the Incentive Stock Plan.

Together, the favorable annual meeting results and the relatively small number of shares tendered to EA represent a significant vote of confidence by our stockholders in Take-Two’s Board and management.  They have sent a powerful message to EA: that the value being created by our strategies and your efforts is superior to EA’s offer.

We want to thank all of you for staying focused on the priorities that matter most to the Company and our stockholders.  This is truly the source of all the progress we have made, and the superior value we are creating at Take-Two.

As always, we will continue to keep you informed of future developments.

Sincerely,

Strauss and Ben

This communication does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to Electronic Arts’ tender offer or otherwise, nor does this communication constitute a solicitation of any vote or approval.